Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 23, 2021

IonQ and GE Research Partner to Explore How Quantum Computing Could Impact Risk Management

•	Partnership to help private industry and government evaluate risk across finance, climate, geopolitics and other complex systems

•	Results stand to demonstrate near-term commercial impact for quantum computing

September 23, 2021 08:00 AM Eastern Daylight Time

COLLEGE PARK, Md.—(BUSINESS WIRE)—IonQ, Inc. (“IonQ”), a leader in quantum computing, today announced an initiative in partnership with GE Research to explore the impact of quantum computing and IonQ’s quantum computers in the pivotal field of risk analysis. The initiative is expected to lay the groundwork for risk management across key sectors including finance, government and others.

“Globally, we’re grappling with incredibly complex systems that impact financial markets, supply chains, and daily business operations; the organizations that do not understand their exposure to risks within these complex systems are increasingly vulnerable,” said Peter Chapman, CEO and President of IonQ. “As we explore how quantum computing could help us calculate — and correct for — these risks, we’re proud to partner with GE, whose forward-thinking team sees that the rise of data availability pairs naturally with quantum computers to find new solutions to these management challenges.”

In the wake of COVID-19, risk management and resilience have become more important than ever. Recent findings show organizations across industries are in need of stronger risk analysis surrounding finance, cybersecurity, third-party relationships and more. With IonQ and GE Research’s new partnership, this analysis could be made possible by the use of copulas in quantum computing. Copulas have a flexible way of depicting relationships between variables; the models are well suited to measure information from multiple sets of random data inputs and distill them into a single variable. Because quantum hardware is uniquely suited to this type of analysis, the teams aim to explore breakthrough implications for risk management solutions.

“Quantum computing has the potential to accelerate disruptive innovation for many industries,” said Dave Vernooy, a Senior Executive and Digital Technologies Leader at GE Research. “A big focus for us is finding ways to make quantum real across our industries. We can do this by collaborating with leading quantum computing vendors such as IonQ to show how quantum-based approaches can help organizations better model risk and its impacts, and we’re excited to see how this work can be extended into classification, machine learning and network partitioning.”

The announcement of this partnership is another sign of IonQ’s significant momentum in the last year. It recently became the only supplier whose quantum computers are available via all of the major cloud providers and demonstrated in collaboration with QCWare the power of quantum machine learning algorithms to transform natural language processing, decision-making, customer recommendations and fraud detection. Finally, IonQ is soon to be the first publicly-traded, pure-play quantum computing company via a merger with dMY Technology Group, Inc. III (NYSE: DMYI).

About IonQ

IonQ, Inc. is the leader in trapped-ion quantum computing, with a proven track record of innovation and deployment. IonQ’s next-gen quantum computer is the world’s most powerful trapped-ion quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit www.IonQ.com.

About GE Research

GE Research is GE’s innovation powerhouse where research meets reality. We are a world-class team of scientific, engineering and marketing minds working at the intersection of physics and markets, physical and digital technologies, and across a broad set of industries to deliver world-changing innovations and capabilities for our customers. To learn more, visit our website at https://www.ge.com/research/.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company founded by Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Merger and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021, and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

Contacts

For IonQ:

ionq@missionnorth.com

For GE Research:

Todd Alhart

Todd.alhart@ge.com

For dMY III:

Investor Contact:

Niccolo de Masi

dMY Technology Group, Inc. III

niccolo@dmytechnology.com

310-600-6667

Media Contact:

ICR Inc.

dmypr@icrinc.com

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